[redacted]

04015968

Vf 3/18/04

AM 3-17-2004

SECURIT. 04015968 .IISSION
Washington, D.C. 20549

PROCESSING
RECEIVED
MAR - 1 2004
SEC MAIL SECTION
158
WASH., D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47904

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DBA: John James Investments, LTD.
Applicant's Name: John James Futures Group, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8463 Sheridan Drive
(No. and Street)

Williamsville (City) New York (State) 14221 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Yvonne Pilichowski 716-633-2323 x103
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Accounting Group of Western New York, CPA, PC
(Name – *if individual, state last, first, middle name*)

3085 Southwestern Blvd. (Address) Orchard Park (City) NY (State) 14127 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Yvonne S. Pilichowski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of John James Investments Ltd., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Christa Gabel-Kehr

Notary Public

CHRISTA GABEL-Kehr
NOTARY PUBLIC, STATE OF NEW YORK
Reg No. 01GA6074006
QUALIFIED IN ERIE COUNTY
My Commission Expires 5-6-06

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACCOUNTING GROUP
OF WESTERN NEW YORK, C.P.A., P.C.

Independent Auditor's Report on Internal Control

To the Board of Directors and Shareholder
John James Investments, Ltd.
Williamsville, New York

In planning and performing our audit of the consolidated financial statements and supplemental schedules of John James Investments, Ltd. (the Company) as of December 31, 2003 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

(716) 675-2277
Fax: (716) 675-2033
3085 Southwestern Blvd., Suite 106
Orchard Park, New York 14127

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.
Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Accounting Group of Western New York CPA PC

Accounting Group of Western New York, CPA, PC
Orchard Park, New York
February 28, 2004

JOHN JAMES INVESTMENTS, LTD.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2003

FINANCIAL STATEMENTS

Consolidated Statement of Financial Condition
Consolidated Statement of Income
Consolidated Statement of Changes in Stockholder's Equity
Consolidated Statement of Cash Flows
Notes to the Financial Statements

SUPPLEMENTARY INFORMATION

SCHEDULE I	Computation of Net Capital
SCHEDULE II	Computation for Determination of Reserve Requirement
SCHEDULE III	Possession or Control Requirement Information
SCHEDULE IV	Segregation Requirements

ACCOUNTING GROUP
OF WESTERN NEW YORK, C.P.A., P.C.

Independent Auditor's Report

To the Board of Directors and Shareholder
John James Investments, Ltd.
Williamsville, New York

We have audited the accompanying consolidated statement of financial condition of John James Investments, Ltd. (the Company) as of December 31, 2003, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of John James Investments, Ltd. at December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Accounting Group of Western New York, CPA, PC

Accounting Group of Western New York, CPA, PC
Orchard Park, New York
February 28, 2004

(716) 675-2277 Fax: (716) 675-2033
3085 Southwestern Blvd., Suite 106 Orchard Park, New York 14127

JOHN JAMES INVESTMENTS, LTD.
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash and cash equivalents:			
Cash in banks	$1,629		
Cash in money market accounts	87,264		$88,893
Accounts receivable:			
Broker-dealer receivable	67,976		
Clearing firm deposits receivable	15,000		
Prepaid income taxes	2,444		
Securities owned:			
Marketable, at market value	20,100		
Not readily marketable, at estimated fair value	4,590		
Loan receivable, not readily marketable	81,282		
		280,285	
Land	20,000		
Building improvements	69,846		
Other	7,157		
Vehicles	21,820		
Office equipment and furniture	94,051		
	212,874		
Less accumulated depreciation	102,349		
		110,525	
TOTAL ASSETS		$390,810	

The accompanying notes are an integral part of these financial statements

JOHN JAMES INVESTMENTS, LTD.
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable-trade	$8,904	
Payroll taxes payable	683	
Commissions payable	600	
Deferred income taxes	17,371	
TOTAL LIABILITIES		27,558
STOCKHOLDER'S EQUITY		
Common stock, no-par value, 200 shares authorized, issued, and outstanding	2,000	
Additional paid-in capital	38,357	
Retained earnings	322,895	
TOTAL STOCKHOLDER'S EQUITY		363,252
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$390,810

The accompanying notes are an integral part
of these financial statements

JOHN JAMES INVESTMENTS, LTD.
CONSOLIDATED STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2003

REVENUES		
Commissions	$311,190	
Commodity revenue	39,478	
Sale of investment company shares	50,711	
Unrealized gain on proprietary securities	2,715	
Interest, dividends and capital gains	1,189	
TOTAL REVENUE		405,283
EXPENSES		
Officer salaries and employment costs	41,238	
Commissions and other compensation and benefits	56,975	
Regulatory fees and expenses	5,655	
Occupancy costs	68,540	
Advertising	4,825	
Communications, telephone and data processing	15,288	
Depreciation	16,215	
Insurance	18,078	
Office supplies and expense	11,028	
Postage and delivery	4,334	
Professional fees	6,015	
Repairs, cleaning and maintenance	9,561	
Seminars	2,160	
Utilities	7,388	
Vehicle, travel and entertainment	15,890	
TOTAL EXPENSES		283,190
INCOME BEFORE INCOME TAXES		122,093
INCOME TAX PROVISION		30,506
NET INCOME		91,587
RETAINED EARNINGS, beginning of year		231,308
RETAINED EARNINGS, end of year		$322,895

The accompanying notes are an integral part
of these financial statements

JOHN JAMES INVESTMENTS, LTD.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	COMMON STOCK	PAID IN CAPITAL	RETAINED EARNINGS	TOTAL
BALANCE , December 31, 2002	$2,000	$38,357	$231,308	$271,665
NET INCOME			91,587	91,587
BALANCE , December 31, 2003	$2,000	$38,357	$322,895	$363,252

JOHN JAMES INVESTMENTS, LTD.
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$91,587
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	16,215
Deferred income tax adjustments	15,171
(Increase) decrease in assets:	
Broker-dealer receivable	(52,044)
Receivables from non-customers	20,000
Loan receivable, not readily marketable	(39,494)
Prepaid income taxes	(2,444)
Increase (decrease) in liabilities:	
Accounts payable	(4,543)
Commissions payable	(10,270)
Payroll taxes payable	2
Accrued income taxes	(16,024)
Total adjustments	(73,431)
Net cash provided by operating activities	18,156
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases and dispositions of property and equipment, net of accumulated depreciation	(23,070)
Net realized and unrealized proprietary investment transactions	(2,715)
Net cash (used in) investing activities	(25,785)
CASH FLOWS FROM FINANCING ACTIVITIES:	0
Net decrease in cash and cash equivalents	(7,629)
CASH AND CASH EQUIVALENTS, beginning of year	96,522
CASH AND CASH EQUIVALENTS, end of year	$88,893

The accompanying notes are an integral part
of these financial statements

JOHN JAMES INVESTMENTS, LTD.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2003

1. Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company is a New York Corporation that was incorporated in March, 1995.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, and investment advisory.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Cash and Cash Equivalents

For purposes of the Consolidated Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

2. Summary of Significant Accounting Policies (continued)

Property, Equipment and Depreciation

Property and equipment are stated at cost. Maintenance and repairs are charged against income; major renewal and betterment's are capitalized. Depreciation and amortization are computed using both accelerated and straight-line methods over the estimated useful lives of the assets. Depreciation is provided using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 Accounting for Income Taxes, which requires an asset and liability approach to financial accounting and reporting of income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

3. Receivable From and Payable to Broker-Dealers and Clearing Organizations

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

4. **Receivable From and Payable to Customers**

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements.

5. **Securities Owned and Sold, Not Yet Purchased**

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values.

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

6. **Concentrations of Credit Risk**

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

7. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

8. **Fair Values of Financial Instruments**

The Company has a number of financial instruments, none of which are held for trading purposes. The Company estimates that the fair value of all financial instruments at December 31, 2003, does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying balance sheet. The carrying value of cash, receivables and accounts payable approximates fair value due to the short maturity of these instruments.

9. **Use of Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

10. **Related Party Transactions**

Rent expense to the spouse of the shareholder for office space was $65,000 for the year ended December 31, 2003.

11. Taxes on Income

The net deferred tax asset (liability) consisted of the following components as of December 31, 2003:

Deferred tax assets related to:		
	Commissions payable	$142
	Accounts payable	2,004
		2,146
Deferred tax liabilities related to:		
	Property and equipment	(4,987)
	Accounts receivable	(14,530)
	Net deferred tax (liability)	$(17,371)

Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carryforwards are expected to be available to reduce taxable income.

The Company reports on the cash basis for income taxes and on the accrual method for financial statement purposes.

The provision for income taxes for the year ended December 31, 2003 consisted of the following:

Current:	Federal provision	$10,083
	State provision	5,252
		15,335
Current:	Federal benefit	(-0-)
	State benefit	(-0-)
		(-0-)
	Total current expense	15,335
Deferred:	Federal liability	9,861
	State liability	5,310
		15,171
Deferred:	Federal benefit	(-0-)
	State benefit	(-0-)
		(-0-)
Total deferred (benefit) expense		(15,171)
Total income tax (benefit) provision		$30,506

Supplementary Information

SCHEDULE I

JOHN JAMES INVESTMENTS, LTD.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2003

NET CAPITAL		
TOTAL STOCKHOLDER'S EQUITY		$363,252
ADD:		
Deferred income taxes payable		17,371
TOTAL ALLOWABLE CAPITAL		380,623
NON ALLOWABLE ASSETS:		
Broker-dealer receivable	876	
Securities not readily marketable	4,590	
Furniture, equipment and property, net	110,525	
Loan receivable, not readily marketable	81,282	
		197,273
NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS		183,350
HAIRCUTS ON SECURITIES		20,100
NET CAPITAL		$163,250

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part IIA of Form X-17A-5 as of December 31, 2003)

NET CAPITAL AS REPORTED IN COMPANY'S PART IIA FOCUS REPORT		$166,427
AUDIT ADJUSTMENTS:		
Deferred income taxes beginning balance	(2,200)	
Loan receivable, not readily marketable	(13,350)	
Prepaid income taxes	2,444	
Property and equipment, net	22,070	
Deferred income taxes, ending balance	(17,371)	
Accounts payable, accrued liabilities, expenses and other	5,230	
		(3,177)
NET CAPITAL		$163,250

SCHEDULE II

JOHN JAMES INVESTMENTS, LTD.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2003

MINIMUM NET CAPITAL REQUIRED		
Total liabilities from Statement of Financial Condition	$27,558	
Reserve ratio	6.66%	
MINIMUM NET CAPITAL REQUIRED	1,835	
MINIMUM DOLLAR REQUIREMENT	5,000	
NET CAPITAL REQUIREMENT	$5,000	
EXCESS NET CAPITAL		$158,250
EXCESS NET CAPITAL AT 1000%		$160,494
TOTAL AGGREGATE INDEBTEDNESS		$27,558
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		16.88%

SCHEDULE III

JOHN JAMES INVESTMENTS, LTD.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2003

NOT APPLICABLE - K(2)(ii) EXEMPTION

SCHEDULE IV

JOHN JAMES INVESTMENTS, LTD.
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES & OPTIONS ACCOUNTS
AS OF DECEMBER 31, 2003

NOT APPLICABLE